Exhibit 99.8

Primary Capital LLC 801 Brickell Ave., 8th Floor, Miami, FL 33131 Securities offered through Snowball Capital LLC Member FINRA, SIPC Investment Banking, Financial Services

June 12, 2024

Personal and Confidential

The Board of Directors

Oak Woods Acquisition Corporation

101 Roswell Drive

Nepean, Ontario K2J 0H5, Canada

Members of the Board of Directors:

We understand that Oak Woods Acquisition Corporation (the “Company”) entered into a Merger Agreement (as amended) (the “Merger Agreement”) on August 11, 2023 with Huajin (China) Holdings Limited (“Huajin” or the “Target”), Xuehong Li and Oak Woods Merger Sub Inc. that will result in a business combination with Huajin, with Huajin surviving the merger. The Company’s proposed business combination with Huajin is referred to herein as the “Transaction.” Upon the closing of the Transaction contemplated in the Merger Agreement, the Company will issue Huajin securityholders approximately 23,448,643 shares in the Company in exchange for all of the issued and outstanding share capital of Huajin (the “Consideration”). The Consideration is calculated by subtracting Huajin’s estimated net closing debt of $15,513,567 from the agreed valuation of $250,000,000 and dividing such difference by $10.00, which represents the agreed upon valuation of one Ordinary Share of the Company.

The Board of Directors (the “Board”) of the Company has requested that Primary Capital LLC (“PC”) render to it a written opinion (“the Opinion”) as to the value, from a financial point of view, of only the financial terms of the Transaction.

For purposes of the Opinion set forth herein, we have, among other things:

1.	Reviewed the Merger Agreement (as amended) dated August 11, 2023;

2.	Reviewed the Company’s preliminary proxy statement as filed with the SEC on March 7, 2024;

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3.	Reviewed the audited financial statements of the Target for the years ending December 31, 2022 and 2023;

4.	Reviewed SEC filings and certain other publicly available information pertaining to the Company and the Target;

5.	Reviewed certain non-publicly available information regarding the Target, including financial projections prepared by management of the Company and the Target and provided to us by the Company’s management for the purpose of our analysis;

6.	Discussed the historical financial performance and financial projections of the Target with representatives of the Company and the Target;

7.	Reviewed and analyzed certain publicly available information and stock market data of selected public companies which we believed to be relevant to our analysis;

8.	Reviewed and analyzed certain publicly available information regarding the terms of selected historical merger and acquisition transactions which we believed to be relevant to our analysis;

9.	Evaluated the implied enterprise and equity value of the Target that resulted from the various methods of financial analysis we conducted;

10.	Conducted such other financial studies, analyses and investigations we have deemed appropriate based on our other transactional experience as well as our experience in securities valuations.

In arriving at our conclusion, we have with the Company’s knowledge and permission assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information supplied or otherwise made available to us (including information that is available from generally recognized public sources) for purposes of the Opinion, and have further relied upon the assurances of the management of the Company that information furnished by them for purposes of our analysis does not contain any material omissions or misstatements of material fact. With respect to the financial forecasts regarding the Target (i) prepared by management of the Target, or (ii) prepared by management of the Company and supplied to us by the Company or the Target, as applicable, we have assumed, with the Company’s knowledge and permission, that they were reasonably prepared on the basis of reflecting the best currently available estimates and judgments of the management of the Company and the Target, as applicable, as to the future operating and financial performance of the Target and that they provided a reasonable basis upon which we could form our opinion. Such forecasts and projections were not prepared with the expectation of public disclosure. All such projected financial information is based on numerous variables and assumptions that are inherently uncertain, including, without limitation, factors related to general economic and competitive conditions. Accordingly, actual results could vary significantly from those set forth in such projected financial information. We have relied on this projected information without independent verification or analysis and do not in any respect assume any responsibility for the accuracy or completeness thereof. In rendering the Opinion, we express no view as to the reasonableness of such forecasts and projections or the assumptions on which they are based.

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We also assumed, with the Company’s knowledge and permission, that there were no material changes in the assets, liabilities, financial condition, results of operations, business or prospects of the Company or the Target since the date of the last financial statements made available to us. In arriving at the Opinion, we have not made any independent valuation or appraisal of the assets or liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities) of the Target, nor have we been furnished with any such valuations or appraisals, nor have we assumed any obligation to conduct, nor have we conducted, any physical inspection of the properties or facilities of the Target. Estimates of values of companies and assets do not purport to be appraisals or necessarily reflect the prices at which companies or assets may actually be sold. Because such estimates are inherently subject to uncertainty, we assume no responsibility for their accuracy.

For purposes of rendering the Opinion, we have assumed with your knowledge and permission that, in all respects material to our analysis, the Transaction will be consummated in accordance with the terms of the Merger Agreement, without any waiver, modification or amendment of any term, condition or agreement that would be material to our analysis. We also have assumed with your knowledge and permission that all material governmental, regulatory or other approvals and consents required in connection with the consummation of the Transaction will be obtained and that in connection with obtaining any necessary governmental, regulatory or other approvals and consents, no restrictions, terms or conditions will be imposed that would be material to our analysis. We are not legal, regulatory, tax or accounting experts and have relied on the assessments made by the Company and its other advisors with respect to such issues.

The Opinion is limited to whether, as of the date hereof, the Consideration to be paid by the Company in the Transaction is fair to the Company from a financial point of view, and does not address any other terms, aspects or implications of the Transaction, including, without limitation, the form or structure of the Transaction, any consequences of the Transaction on the Company, its stockholders, creditors or any other constituencies of the Company, or any terms, aspects or implications of any voting, support, stockholder, or other agreements, arrangements or understandings contemplated or entered into in connection with the Transaction or otherwise. We also do not express any opinion as to any tax or other consequences that may result from the Transaction. The Opinion does not address the underlying business decision of the Company to enter into the Transaction or the relative merits of the Transaction as compared with any other strategic alternative which may be available to the Company. Furthermore, we are not expressing any opinion herein as to the expertise of the management of the Target, their projections, current and future prices, trading range or volume at which the Company’s securities will trade following the consummation of the Transaction contemplated by the Merger Agreement.

We, as part of our investment banking services, are engaged in the independent valuation of businesses and securities in connection with mergers, acquisitions, private placements, underwritings, sales and distributions of listed and unlisted securities. We have acted as financial advisor to the Board and will receive a fee upon the delivery of this Opinion that is not contingent upon consummation of the Transaction and is not creditable against any advisory fee. We will not receive any other significant payment or compensation contingent upon the successful consummation of the Transaction. We may seek to provide investment banking services to the Company, the Target, or their respective affiliates in the future, for which we would seek customary compensation. In the ordinary course of our business activities, PC or its affiliates may at any time hold long or short positions, and may trade or otherwise effect transactions, for their own account or the accounts of customers or clients, in debt or equity or other securities (or related derivative securities) or financial instruments (including bank loans or other obligations) of the Company or any of their respective affiliates. The Company has agreed to indemnify us for certain liabilities and other items arising out of our engagement. A fairness committee of PC approved the issuance of the Opinion.

The Opinion and any other advice rendered by, or materials prepared by us, may not be submitted, distributed, or filed, in whole or in part, to or with any party, governmental agency or regulatory body or authority, or summarized or quoted from, in each instance, without our prior review and written approval. In addition, no reference to us, the engagement of our firm hereunder, the services provided by us or the Opinion or its contents may be made, in each instance, without our prior review and written approval (including, without limitation, in any filing(s), materials distributed to the security holders or creditors of the Company, financial statements, or press releases). Notwithstanding the foregoing, the Company may (a) deliver information copies of the Opinion to its legal counsel and other professional advisors that are advising the Company with respect to the Transaction (provided that such advisors agree to keep such information confidential), and (b) produce an information copy of the Opinion and any other materials in its possession in response to any subpoena, court order, or similar legal demand, provided that prompt prior written notice thereof shall be given to us so that we may seek a protective order or other appropriate remedy, and, if we fail to obtain such remedy, the Company may disclose only that information which its counsel advises it is compelled to disclose.

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Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, we are of the opinion that, on the date hereof, the Consideration to be paid by the Company in the Transaction pursuant to the Merger Agreement is fair to the Company from a financial point of view. It should be understood that subsequent developments may affect the Opinion and the assumptions used in preparing it, and we do not have any obligation to update, revise, or reaffirm the Opinion.

Very truly yours,

Arthur J. Magee, CFA

Senior Managing Director

Primary Capital LLC

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